UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April, 2020

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Bartolomé Mitre 434, 5th Floor

C1036AAH Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item

1.	Grupo Supervielle S.A. – RELEVANT INFORMATION – Response to an information request for the Ordinary and Extraordinary Shareholders’ Meeting of GRUPO SUPERVIELLE S.A. to be held April 28, 2020

Buenos Aires, April 15, 2020

Messrs.

Comisión Nacional de Valores

Bolsas y Mercados Argentinos S.A.

Mercado Abierto Electrónico S.A.

Present

RE:	RELEVANT INFORMATION – Response to an information request for the Ordinary and Extraordinary Shareholders’ Meeting of GRUPO SUPERVIELLE S.A. to be held April 28, 2020

Dear Sirs,

I am pleased to inform you that on the date hereof Grupo Supervielle S.A. responded an information request submitted by the shareholder FGS-ANSES with regards to the Ordinary and Extraordinary Shareholders Meeting of Grupo Supervielle S.A. to be held on April 28, 2020. Attached please find a copy of such response.

Yours faithfully,

Ana Bartesaghi

Alternate Responsible Officer for Market Relations

Grupo Supervielle S.A.

Buenos Aires, April 15, 2020

Messrs.

Fondo de Garantía de Sustentabilidad

ANSES

Tucumán 500, piso 2°

Autonomous City of Buenos Aires

Present

RE: Ordinary and Extraordinary Shareholders’ Meeting of GRUPO SUPERVIELLE S.A. to be held April 28, 2020 (the “AGM”)

Dear Sirs,

We are pleased to address this letter to you with reference to the AGM and with the aim of replying your information request for the casting of votes in your capacity of shareholder.

In such regard, please be advised that:

1.	As of today, the shareholding structure of Grupo Supervielle S.A. is as follows:

Shareholder	Class A shares	Class B shares	Total shares	Share capital	Total votes	% votes
Julio Patricio Supervielle	61,738,188	98,684,713	160,422,901	35.12%	407,375,653	57.89%
Float		296,299,421	296,299,421	64.88%	296,299,421	42.11%
Total	61,738,188	394,984,134	456,722,322	100.00%	703,675,074	100.00%

2.	Please be informed that the Board of Directors’ Meeting Minutes # 575 dated March 18, 2020 by which the AGM was summoned is available at the Argentine Securities Commission’s Financial Information Platform (“Autopista de la Información Financiera”) in Actas Societarias / Actas de Directorio with ID # 2591802 (March 19, 2020).

3.	Current breakdwon of the Board of Directors (including their terms of office) is as follows:

Position	Name	Latest appointment	Expiration of term (Shareholders’ Meeting to consider financial statements as of…)
Chairman	Julio Patricio Supervielle	April 26, 2019	December 31, 2020
First Vice-Chairman	Jorge Oscar Ramírez	April 26, 2019	December 31, 2020
Second Vice-Chairman	Emérico Alejandro Stengel	April 24, 2018	December 31, 2019
Directors	Atilio María Dell’Oro Maini	April 26, 2019	December 31, 2020
	Eduardo Braun	April 26, 2019	December 31, 2020
	Victoria Premrou	April 26, 2019	December 31, 2020
	Ricardo De Lellis	April 26, 2019	December 31, 2020
	Hugo Enrique Santiago Basso	April 26, 2019	December 31, 2020

4.	With regards to the items of the Shareholders’ Meeting Agenda please be advised of the following.

a. (Agenda Item 2)

“Consideration of the documentation pursuant to section 234, subsection 1 of Law No. 19,550, for the fiscal year ended December 31, 2019”

FGS-ANSES REQUEST: In the event that the information was not published in the Argentine Securities Commission’s Financial Information Platform (“Autopista de la Información Financiera”), it is requested to provide a copy of the accounting documentation according to article 234 of Law 19,550 approved and signed by the Board of Directors, Statutory Auditors and the External Auditor.

The CNV, by General Resolution No. 777/2018 established that the issuing entities subject to its control must apply to the annual financial statements, for intermediate and special periods, to close as from and including December 31, 2018, the methodology of restatement of the financial statements in a homogeneous currency as set forth by IAS 29.

In this context, it is requested to confirm whether the financial statements for the fiscal year 2019 that are being submitted for consideration of the AGM should be presented restated in a homogeneous currency. This being the case, please provide a detail of the applied index.

Additionally, it is requested to provide any other support information that may be relevant to consider this agenda item.

RESPONSE: The requested documents were published on March 21, 2020 through the Argentine Securities Commission’s Financial Information Platform (“Autopista de la Información Financiera”) with ID # 2579427.

According to the provisions of Article 2, Chapter I, Section I, Title IV of the Rules of the Argentine Securities Commission, Grupo Supervielle S.A. submits its financial statements in accordance with the presentation standards set forth by the Argentine Central Bank (“BCRA”) given that its main assets and results are constituted by and originated by investments at financial institutions, in compliance with the conditions that the regulations prescribe for such purpose, as explained in the external auditor’s report on the financial statements as of December 31, 2019.

In accordance with BCRA regulations, the financial statements as of December 31, 2019 do not include the adjustment for inflation since IAS 29 “Financial Information in Hyperinflationary Economies” will only be used for the fiscal year beginning January 1, 2020. For such reason, the financial statements submitted for the consideration of the AGM are not expressed in a homogeneous currency.

b. (Agenda Item 3)

“Consideration of the performance of the Board of Directors during the fiscal year ended December 31, 2019”

FGS-ANSES REQUEST: Regarding this agenda item, information is requested as to the performance of the Board of Directors, with express individualization of the Board members.

RESPONSE: Please refer to the “Voting Recommendations and Motion Proposals for the Ordinary and Extraordinary Shareholders’ Meeting to be held April 28, 2020” expressed by the Board of Directors on March 30, 2020, that were published as Relevant Information through the Argentine Securities Commission’s Financial Information Platform (Autopista de la Información Financiera) with ID # 2594048.

c. (Agenda Punto 4)

“Consideration of the performance of the Supervisory Committee during the fiscal year ended December 31, 2019”

FGS-ANSES REQUEST: Regarding this agenda item, information is requested as to the performance of the Statutory Committee, with express individualization of statutory auditors.

RESPONSE: Please refer to the “Voting Recommendations and Motion Proposals for the Ordinary and Extraordinary Shareholders’ Meeting to be held April 28, 2020” expressed by the Board of Directors on March 30, 2020, that were published as Relevant Information through the Argentine Securities Commission’s Financial Information Platform (Autopista de la Información Financiera) with ID # 2594048.

d. (Agenda Item 5)

“Consideration of the remuneration to the Board of Directors for the fiscal year ended December 31, 2019”

FGS-ANSES REQUEST: Information is requested as to the proposal of fees to the Board of Directors for the fiscal year 2019. It is requested to report the global amount that is proposed to be approved as fees and separately the amount that is proposed for technical-administrative functions.

Likewise, inform how many members of the Board of Directors receive fees and how many of them receive remuneration for technical-administrative functions. Also inform if the amount of fees to the Board members includes fees to the members of the Audit Committee or other committees. This being the case, inform how many Board members receive fees for being members of the above-mentioned committee.

Also inform if there are directors under a labor relationship with the Company and, this being the case, inform how many of them hold this status and the amounts of salary compensation paid in such concept.

Additionally, please report on the amounts paid as fees to the Board of Directors and technical-administrative tasks for the fiscal year 2018 with the above-mentioned breakdown.

Furthermore, it is requested to report the computable earning for the fiscal year under consideration. In this sense, it is requested to explicitly report the adjustments made to the result of the exercise to reach the computable earning. All this in order to verify the compliance with the limits set forth by article 261 of Law 19,550 with respect to the ratio between fees and proposed dividends on computable earning.

Lastly, it is requested to confirm whether the global amounts approved for fiscal years 2016, 2017 and 2018 were AR$ 17,194,211; AR$ 15,949,776 and AR$ 34,421,360, respectively. All this in order to be analyzed in relation to market values and the limits provided for by article 261 of Law 19,550.

RESPONSE: Please refer to the “Voting Recommendations and Motion Proposals for the Ordinary and Extraordinary Shareholders’ Meeting to be held April 28, 2020” expressed by the Board of Directors on March 30, 2020, that were published as Relevant Information through the Argentine Securities Commission’s Financial Information Platform (Autopista de la Información Financiera) with ID # 2594048.

Additionally, please be advised of the following:

(i)	Remuneration for technical-administrative tasks will not be allocated. The total amount to be allocated as fees corresponds to the remuneration of nine members of the Board. It is informed that four directors were remunerated for having served as such until the ordinary shareholders meeting held on April 26, 2019, while other three directors were remunerated as from their appointment as directors on same date.

(ii)	The amount of fees to the Board includes the fees of the directors who in turn are members of the Audit Committee as well as other Committees, although there is not a special fee for partaking at Committees.

(iii)	There are no directors with a labor relationship with the Company.

(iv)	The global amount approved as fees to the members of the Board for the fiscal year 2018 was AR$ 34,421,360, corresponding to the remuneration of seven members of the Board. There were no directors who performed technical-administrative tasks nor directors under a labor relationship with the Company. There were not special fees allocated for partaking at Committees.

(v)	The calculation of the computable profit in order to verify the compliance with the limits set forth by Law 19,550 is as follows:

in AR$
Results (after taxes)	4,257,932,989.95
(+) Allocations to the Board of Directors and the Supervisory Committee charged to the Income Statement:	58,976,599.89
Computable earning:	4,316,909,589.84

(vi)	It is confirmed that the global amounts approved for the fiscal years 2016, 2017 and 2018 were AR$ 17,194,211, AR$ 15,949,776 and AR$ 34,421,360, respectively.

e. (Agenda Item 6)

“Consideration of the remuneration to the Supervisory Committee for the fiscal year ended December 31, 2019”

FGS-ANSES REQUEST: Regarding the proposal of fees to the Supervisory Committee, inform the breakdown of the proposed amount; of the amount proposed for each syndic and the amounts advanced to each syndic during the fiscal year 2019. Additionally, it is requested to confirm whether the amount approved for fiscal years 2016, 2017 and 2018 were AR$ 139,920; AR$ 174,960 and AR$ 210,477, respectively.

RESPONSE: Please refer to the “Voting Recommendations and Motion Proposals for the Ordinary and Extraordinary Shareholders’ Meeting to be held April 28, 2020” expressed by the Board of Directors on March 30, 2020, that were published as Relevant Information through the Argentine Securities Commission’s Financial Information Platform (Autopista de la Información Financiera) with ID # 2594048.

Additionally, please be advised that:

(i)	The breakdown of the proposed fee for each syndic is as follows: to Mr. Enrique José Barreiro AR$ 15,460; to Mr. Carlos Asato AR$ 68,562 (resigned on July 25, 2019), to Mr. Carlos Ojeda AR$ 205,686 (took office on July 25, 2019 after the resignation of Mr. Carlos Asato) and to Ms. Valeria Del Bono Lonardi AR$ 19,060.

(ii)	Of the above informed fees, during 2019 AR$ 68,562 were paid in advance to Mr. Carlos Asato and AR$ 159,978 were paid in advance to Mr. Carlos Ojeda.

(iii)	It is confirmed that the global amounts approved for the fiscal years 2016, 2017 and 2018 were AR$ 139,920, AR$ 174,960 and AR$ 210,477, respectively.

f. (Agenda Item 7)

“Determination of the number of Regular and Alternate Directors and, where appropriate, election thereof until the number set by the Shareholders’ Meeting is completed”

FGS-ANSES REQUEST: Information as to the proposal of the Board for this agenda item is requested.

RESPONSE: Please refer to the “Voting Recommendations and Motion Proposals for the Ordinary and Extraordinary Shareholders’ Meeting to be held April 28, 2020” expressed by the Board of Directors on March 30, 2020, that were published as Relevant Information through the Argentine Securities Commission’s Financial Information Platform (Autopista de la Información Financiera) with ID # 2594048.

g. (Agenda Item 8)

“Appointment of members of the Supervisory Committee”

FGS-ANSES REQUEST: Information as to the proposal of the Board for this agenda item is requested.

RESPONSE: Please refer to the “Voting Recommendations and Motion Proposals for the Ordinary and Extraordinary Shareholders’ Meeting to be held April 28, 2020” expressed by the Board of Directors on March 30, 2020, that were published as Relevant Information through the Argentine Securities Commission’s Financial Information Platform (Autopista de la Información Financiera) with ID # 2594048.

h. (Agenda Item 9)

“Allocation of the results of the fiscal year ended December 31, 2019. Consideration of: (i) the creation of Voluntary Reserves under the terms of section 70 of the General Companies Law for the future distribution of dividends and/or for future investments; and (ii) the distribution of cash dividends, as determined by the Shareholders’ Meeting”

FGS-ANSES REQUEST: It is requested to specify the proposal of allocation to reserves and/or for the distribution of dividends, to be considered at the AGM.

With regards to the destination of the Voluntary Reserve for future distribution of dividends, it is requested to inform the foundations that motivate the proposal and its reasonableness. The fundamentals and the convenience must be clearly and circumstantially explained, expressing if it is reasonable and responds to a prudent administration, all in accordance with articles 66 subsection 3 and 70 of the General Companies Law.

Additionally, it is requested to indicate the term in which it is estimated for the reserve to be released to enable the distribution of dividends.

Furthermore, it is requested to provide details on the evolution of the Reserve for Future Dividends, specifying its current composition, the date on which it was created and its last movements.

Lastly, it is requested to inform if the Company has any restriction on the distribution of dividends in force by the time of the AGM.

Given that Resolution No. 777/18 of the CNV states that the distribution of profits must be considered in the currency of the date at which the AGM takes place by using the price index corresponding to the month prior to such meeting, it is requested to confirm whether the proposal reported in this response as well as in the Annual Report would be restated. This being the case, indicate the updated calculation index and amounts.

RESPONSE: It is informed that the proposals and fundamentals for the allocation of the results are explained in items # 9 and 10 of the “Voting Recommendations and Motion Proposals for the Ordinary and Extraordinary Shareholders’ Meeting to be held April 28, 2020” expressed by the Board of Directors on March 30, 2020, that were published as Relevant Information through the Argentine Securities Commission’s Financial Information Platform (Autopista de la Información Financiera) with ID # 2594048. Please refer to those terms.

Additionally, with regards to the evolution of the Reserve for Future Dividends, it is informed that it is the first time that the creation of such reserve is proposed, hence there were no previous movements nor was it created.

Furthermore, it is reported that the proposal for the allocation of results, as well as the Annual Report and Financial Statements as of December 31, 2019 are not restated, as mentioned in section 4.a) of this note. With regards to the restrictions on the allocation of profits, there are no restrictions other than those set forth by Law 19,550 with respect to the fact that profits must be liquid and realized. The legal reserve reaches 20% of the share capital, hence there is no regulatory need for its increase.

i. (Agenda Item 10)

“Delegation to the Board of Directors of the power to release the Voluntary Reserve established for the future distribution of dividends and to determine the opportunity, currency, term and other terms and conditions of the payment of dividends according to the scope of the delegation granted by the Shareholders’ Meeting”

FGS-ANSES REQUEST: It is requested to inform the proposal that it will be submitted in the consideration of this agenda item, specifying the amount up to which the Board will have the delegation of powers to release the reserve.

Likewise, it is requested to inform the date by which the Board of Directors will have the delegation in order to cause the dividend to be made available to the shareholders.

Finally, it is requested to provide any other pieces of information relevant to the shareholders on this agenda item.

RESPONSE: Please refer to the “Voting Recommendations and Motion Proposals for the Ordinary and Extraordinary Shareholders’ Meeting to be held April 28, 2020” expressed by the Board of Directors on March 30, 2020, that were published as Relevant Information through the Argentine Securities Commission’s Financial Information Platform (Autopista de la Información Financiera) with ID # 2594048.

j. (Agenda Item 11)

“Remuneration of the Certifying Accountant of the financial statements for the fiscal year ended December 31, 2019”

FGS-ANSES REQUEST: It is requested the proposal for their remuneration for the auditing of the financial statements for the fiscal year 2019, specifying whether a change of tasks was evidenced with respect to those performed for the financial statements of the previous fiscal year. In case of evidencing a considerable increase, please explain the reasons for such.

Additionally, it is requested to confirm whether the amounts approved for the fiscal years 2016, 2017 and 2018 were AR$ 512,600; AR$ 1,684,774; and AR$ 2,105,930, respectively.

RESPONSE: Please refer to the “Voting Recommendations and Motion Proposals for the Ordinary and Extraordinary Shareholders’ Meeting to be held April 28, 2020” expressed by the Board of Directors on March 30, 2020, that were published as Relevant Information through the Argentine Securities Commission’s Financial Information Platform (Autopista de la Información Financiera) with ID # 2594048.

Additionally, it is reported that the remuneration proposal to the Certifying Accountant of the financial statements as of December 31, 2019 (of AR$ 3,017,231) represents an increase of 43% with respect to the amount approved for the same task in 2018, which is lower than the inflation rate of 2019.

Additionally, it is reported that the remuneration for the Certifying Accountant of the Company for the fiscal years 2016, 2017 and 2018 amounted to AR$ 512,600; $ 1,684,774 and AR$ 2,105,930, respectively.

k. (Agenda Item 12)

“Appointment of Regular and Alternate Certifying Accountants of the financial statements for the fiscal year to end December 31, 2020 and determination of their remuneration”

FGS-ANSES REQUEST: It is requested the proposal as regards the appointment of the Certifying Accountants, regular and alternate, for the financial statements of the fiscal year as at December 31, 2020. Likewise, the proposal for their remuneration is requested.

RESPONSE: Please refer to the “Voting Recommendations and Motion Proposals for the Ordinary and Extraordinary Shareholders’ Meeting to be held April 28, 2020” expressed by the Board of Directors on March 30, 2020, that were published as Relevant Information through the Argentine Securities Commission’s Financial Information Platform (Autopista de la Información Financiera) with ID # 2594048.

l. (Agenda Item 13)

“Allocation of the budget to the Audit Committee in the terms of section 110 of the Capital Markets Law No. 26,831, to obtain legal advice and advice from other independent professional and hire their services”

FGS-ANSES REQUEST: It is requested the proposal as regards the budget for the Audit Committee for the fiscal year 2020. In addition, it is requested to inform the amount of the 2019 budget that was executed. Lastly, confirm whether the amount approved for the fiscal year 2018 was AR$ 2,300,000.

RESPONSE: Please refer to the “Voting Recommendations and Motion Proposals for the Ordinary and Extraordinary Shareholders’ Meeting to be held April 28, 2020” expressed by the Board of Directors on March 30, 2020, that were published as Relevant Information through the Argentine Securities Commission’s Financial Information Platform (Autopista de la Información Financiera) with ID # 2594048.

Additionally, it is confirmed that the amount approved for the fiscal year 2019 was AR$ 2,300,000 of which the amount of AR$ 138,000 (excluding VAT) was executed. Furthermore, the amount approved for the fiscal year 2018 was AR$ 1,800,000.

m. (Agenda Item 14)

“Renewal of the delegation of powers to the Board of Directors to: (i) determine the terms and conditions of the classes and / or series of negotiable obligations to be issued under the Programme I of Global Short, Medium and / or Long-Term Negotiable Obligations for a face value of AR$ 1,000,000,000 or its equivalent in other currencies (authorized by the National Securities Commission through Resolution No. 18.041 of May 2, 2016); and (ii) carry out all the necessary procedures before the National Securities Commission, Bolsas y Mercados Argentinos S.A., Mercado Abierto Electrónico S.A. and / or any other stock market in the country and / or abroad and before any comptroller authority or relevant body in Argentina and / or abroad in relation to the Programme, the issuance and the public offering of the negotiable obligations to be issued under it and the listing and / or negotiation of said negotiable obligations in the securities markets determined by the Board of Directors”

FGS-ANSES REQUEST: It is requested all relevant pieces of information with regards to this agenda item, specifically on the terms and conditions of the Programme and the identification of members whom the authorizations will be granted with. Likewise, inform the allocation that would be given to the funds received from the potential issues that the Board may approve.

RESPONSE: Please refer to the “Voting Recommendations and Motion Proposals for the Ordinary and Extraordinary Shareholders’ Meeting to be held April 28, 2020” expressed by the Board of Directors on March 30, 2020, that were published as Relevant Information through the Argentine Securities Commission’s Financial Information Platform (Autopista de la Información Financiera) with ID # 2594048.

Also, please be advised that the terms and conditions of the Programme I of Global Short, Medium and / or Long-Term Negotiable Obligations for a face value of AR$ 1,000,000,000 or its equivalent in other currencies (authorized by the National Securities Commission through Resolution No. 18.041 of May 2, 2016) are available at the Argentine Securities Commision’s Financial Information Platform (Autopista de la Información Financiera) as follows:

(i)	Negotiable Obligations Prospectus: ID # 387138 (May 4, 2016).

(ii)	Negotiable Obligations Summary Prospectus: ID # 387139 (May 4, 2016).

(iii)	Supplemental Prospectus: ID # 387140 (May 4, 2016).

(iv)	Amendment to the Negotiable Obligations Prospectus: ID # 388657 (May 9, 2016).

n. (Agenda Item 15)

“Authorizations”

FGS-ANSES REQUEST: The names of the authorized individuals are requested as well as the details of the powers to be carried out by them.

RESPONSE: Please refer to the “Voting Recommendations and Motion Proposals for the Ordinary and Extraordinary Shareholders’ Meeting to be held April 28, 2020” expressed by the Board of Directors on March 30, 2020, that were published as Relevant Information through the Argentine Securities Commission’s Financial Information Platform (Autopista de la Información Financiera) with ID # 2594048.

Yours faithfully,

Ana Bartesaghi

Alternate Responsible Officer for Market Relations

Grupo Supervielle S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: April 16, 2020	By:	/s/ Alejandra Naughton
		Name:	Alejandra Naughton
		Title:	Chief Financial Officer